SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
pchoi@sidley.com 312-853-2145	Founded 1866

December 5, 2011

Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commercial Metals Company
Preliminary Proxy Statement on Schedule 14A
Filed November 23, 2011
File No. 001-04304

Dear Mr. Orlic:

On behalf of Commercial Metals Company (the “Company”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated December 2, 2011 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed November 23, 2011. The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. On the date hereof, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), which includes the amendments described herein.

General

1.	Please update your disclosure regarding your contacts with the Icahn Group.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 7 to provide the requested update.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

December 5, 2011

Proposal 5, page 66

2.	Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for your disclosure as to the Icahn Group’s “aggressive use of derivatives which obscured the rate of such increase.”

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 66 and 67 to address the Staff’s concerns.

* * * * *

In addition, the Company has authorized us to acknowledge on its behalf that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 312-853-2145 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Paul L. Choi

Paul L. Choi

cc:	Ann J. Bruder
Senior Vice President of Law, Government Affairs and Global Compliance,
General Counsel and Corporate Secretary
Commercial Metals Company